(V27) Vanguard Index Funds - Vanguard Total Stock Market Index Fund

(1) Diversification of Investment Portfolio USD= 119.00

VANGUARD TOTAL STOCK MARKET INDEX FUND (All Share Classes)

(As of the end of April 2015)			
Type of Assets	Name of Country	Market Value Total Dollar	Investment Ratio (%)
Common Stock	US	404,091,924,429	99.40
			0.00
			0.00
			0.00
	Sub-Total	404,091,924,429	99.40
Cash, Deposits, and Other Assets (after liabilities)		2,457,625,430	0.60
Total (Net Asset Value)		406,549,549,859	100.00
		48,379,396.43	Million JPY

** Total Net Assets for Investor Shares: $122,709,066,770.46 (as of the end of April 2015)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.